TBC Global News Network, Inc
                               1950 Fifth Ave #100
                               San Diego, CA 92101
                                  Tel: 001.619.
                              Fax: 001.619.238.4219
                                   www.tgln.co


October 1, 2015                                                        VIA EDGAR


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: TBC Global News Network, Inc.
    Form 10-12G
    Filed August 6, 2015
    File No. 000-29113

Dear Sir/Madame:

     Pursuant to Section 12(d) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), TBC Global News Network, Inc., a Nevada corporation ("Company"), hereby requests that the registration statement on Form 10-12G filed on August 6, 2015 be withdrawn, together with all exhibits thereto, effective as of the date of filing of this letter.

     This request is being made because the Company recently completed a significant acquisition and was not able to amend this Form 10 in a timely manner so that it will clear comments prior to becoming effective on October 5, 2015.

     Please contact the undersigned with any questions or comments regarding this request.

                                   Sincerely,


                                  /s/ John Fleming
                                  --------------------------------
                                  John Fleming, President